CONFIDENTIAL

MEMORANDUM OF RESPONSES

VIA EDGAR AND OVERNIGHT DELIVERY

DATE:	December 3, 2004

RE:	Intrepid Capital Management Funds Trust (the "Trust") Form N-1A as filed on August 27, 2004 Registration Statement File Nos. 311-118634 and 811-21625

        This memorandum sets forth the response of the Trust to the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated September 24, 2004, with respect to the above referenced Form N-1A. For your convenience, each of the Staff’s comments is set forth below followed by the response of the Company. All section and page references are to the revised Form N-1A.

PROSPECTUS

What are the Fund’s Principal Investment Strategies? (Page 2)

1.     The prospectus states, “The Fund’s investments in high yield securities typically will be in securities having a duration of three to five years at the time of purchase rated B or BB (or Ba) by a nationally recognized rating agency.” (Emphasis added.) Please provide an example of duration. For example, a fund with a duration of 5 would likely drop 5% in value if interest rates rose one percentage point. In addition, please disclose any quality or duration limits for the Fund’s investments in high yield securities.

        The Trust has revised this paragraph to read in its entirety as follows:

The Fund’s investments in high yield securities will not be limited in duration, but typically will be in securities having a duration of three to five years at the time of purchase. Duration is a measure of a debt security’s price sensitivity, taking into account a debt security’s cash flows over time, including the possibility that a debt security may be prepaid by the issuer or redeemed by the holder prior to its stated maturity date. By way of example, a fund with a duration of five would likely drop five percent in value if interest rates rose one percentage point.

Additionally, the Fund’s investments in high yield securities will not be limited in credit rating, but typically will be in securities rated below-investment grade by a nationally recognized statistical rating agency. The Fund believes that these securities may be attractively priced relative to their risk because many institutional investors do not purchase less than investment grade debt securities.

Please see page 2.

Principal Risks

2.     Because the adviser does not have experience in managing a regulated investment company, please include the lack of experience as a principal risk to the Fund.

        The Trust has added the following disclosure to the “Principal Risks” section: “Lack of Experience: The Fund’s Adviser has no experience managing the portfolio of a mutual fund. This lack of experience may cause the Fund to underperform or lose money.” Please see page 3.

Fee Table

3.     As shown in the fee table, other expenses are estimated to be 1.74% of the net assets of the Fund. Please supplementally explain the breakdown of other expenses.

        The breakdown of Other Expenses is as follows:

Other Expenses
Shareholder Servicing and Accounting Costs	0.66%
Professional Fees	0.30%
Directors Fees	0.05%
Fund Administration	0.33%
Reports to Shareholders	0.05%
Federal and State Registration Fees	0.10%
Custody Fees	0.07%
Insurance Fees	0.17%
Miscellaneous	0.01%

Total Other Expenses	1.74%

4.     If the adviser intends to seek reimbursement from the Fund for advisory fees waived and/or expenses reimbursed, please so state in a footnote to the fee table on page 4. In addition, include that information in the Statement of Additional Information on page B-13.

        Subsequent to the date of filing of the original registration statement on Form N-1A, the Adviser agreed to reduce its fees and/or reimburse the Fund to the extent necessary to ensure that aggregate annual operating expenses do not exceed 1.95% annually through September 30, 2007. Accordingly, the Trust has revised the footnote to the fee table to read in its entirety as follows:

The Adviser has contractually agreed to reduce its fees and/or reimburse the Fund to the extent necessary to ensure that Net Annual Operating Expenses do not exceed 1.95% per year through September 30, 2007. The Adviser has a right to receive reimbursement for fee reductions and/or expense payments made in the prior three fiscal years, provided that after giving effect to such reimbursement Net Annual Operating Expenses do not exceed 1.95% of the Fund’s average daily net assets in the year of reimbursement.

Please see page 4.

        The Trust has also revised the one year and three year example expenses of the Fund based on aggregate annual operating expenses of 1.95%. Please see page 4.

        In addition, the Trust has added the following disclosure to the SAI:

In addition, under a separate agreement, the Adviser has contractually agreed to reduce its fees and/or reimburse the Fund to the extent necessary to ensure that aggregate annual operating expenses do not exceed 1.95% annually through September 30, 2007. Only the Board of Trustees has the power to terminate this agreement prior to September 30, 2007. The Advisor has a right to receive reimbursement for fee reductions and/or expense payments made pursuant to this agreement made in the prior three fiscal years, provided that after giving effect to such reimbursement aggregate annual operating expenses of the Fund do not exceed 1.95% of the Fund’s average daily net assets in the year of reimbursement.

Please see page B-17.

Management of the Fund

5.     On page 6, pursuant to Form N-1A Item 5, please state the adviser’s fee as a percent of average net assets including any breakpoints.

        The Trust has added the following disclosure to the prospectus:

For the services provided by the Adviser, the Fund will pay the Adviser a monthly fee based on the Fund’s average daily net assets at an annual rate of 1.00% on the first $500 million of the Fund’s average daily net assets and 0.80% of the Fund’s average daily net assets in excess of $500 million.

Please see page 6.

6.     Please expand the description of the adviser and include the amount of experience as an investment adviser as well as the current assets under management.

        The Trust has added the following disclosure to the prospectus: “Its clientele has historically primarily consisted of high net-worth individuals. The Adviser currently has approximately $550 million in assets under management.” Please see page 6.

Historical Performance of Investment Advisory Accounts Managed by the Adviser (page 6)

7.     The prior performance must present the average annual total return for 1, 5, and 10 years of operation or since date of inception if less than 10 years. (Disclose the inception date). Performance may be presented in other formats if it is accompanied by the average annual total return for 1, 5 and 10 years.

        The Trust has added disclosure to the prospectus regarding the average annual total return for 1, 5 and 10 years for the Balanced Accounts. Please see page 7.

8.     The prospectus states, “All returns are time-weighted total rate of return and include the reinvestment of dividends and interest. The performance data for the Balanced Accounts is net of investment advisory fees and expenses.” Please represent whether or not the standardized SEC method was used to calculate the prior performance. If the standardized SEC method was not used to calculate the prior performance, the Fund should disclose how the performance was calculated and that the method differs from the standardized SEC method. Also, please confirm supplementally that the managed portfolios did not charge a sales load.

        The Trust confirms that the standardized SEC method was used to calculate the prior performance of the Balanced Accounts. The Trust also confirms that the managed portfolios did not charge a sales load.

9.     Footnote (3) states, “The Combined Index consists of an unmanaged portfolio of 60% common stocks represented by the S&P 500 Index and 40% bonds represented by the Citigroup High Yield Short-Term Index.” Please explain supplementally who is calculating the combined index return and why the combined index is an appropriate index for the Fund.

        The combined index return is calculated by the Adviser using publicly available information. The combined index is an appropriate index for the Fund because it generally reflects the breakdown between equities and fixed income securities to be held by the Fund.

10.     The prospectus states, “The performance information for the Balanced Accounts has been examined in accordance with the Level II verification procedures of the Association for Investment Research and Management.” Since the performance presentation states that it was audited or verified, please disclose who conducted the audit/verification. Also, the Fund must include in its registration statement a consent for the audit/verification.

        The Trust has revised this sentence to read in its entirety as follows:

The performance information for the Balanced Accounts for calendar year 1999 through the end of calendar year 2002 has been examined by Ennis, Pellum & Associates, P.A. (formerly Ennis Pellum & Griggs, PA) in accordance with Level II verification procedures of the Association for Investment Research and Management (“AIMR”). In addition, for calendar year 2003, The Griggs Group, CPAs performed a Level I verification of the Adviser in accordance with AIMR procedures.

Please see page 6. The Trust has included as Exhibits 99(j)(2) and 99(j)(3) to the registration statement consents from Ennis Pellum & Griggs, PA and The Griggs Group, CPAs, respectively, regarding the verifications.

The Fund’s Share Price

11.     On page 7 it states “the Fund will process purchase orders and redemption orders that it receives in good order prior to the close of regular trading on a day that the New York Stock Exchange is open at the net asset value determined later that day.” Please define “good order.”

        The Trust has added the following sentence to the prospectus:

An investor’s purchase order or redemption request will be considered in good order if the letter of instruction includes the name of the Fund, the dollar amount or number of shares to be purchased or redeemed, the signature of all registered shareholders, including a signature guarantee when required and the account number.

Please see page 8.

12.     Pursuant to Item 6 of Form N-1A, please provide a brief explanation of the circumstances under which the Fund will use fair value pricing and the effects of using fair value pricing.

        The Trust has added the following sentence to the prospectus: “It values securities and other assets for which market quotations are not readily available by appraisal at their fair value as determined in good faith by the Adviser under procedures established by and under the general supervision and responsibility of the Fund’s Board of Trustees.” Please see page 8.

Other Redemption Considerations

13.     On page 15 it states, “if you purchased shares by check or Electronic Funds Transfer, the Fund may delay the payment of redemption proceeds until it is reasonably satisfied the check and transfer of funds have cleared (which may take up to 15 days from the date of purchase).” It should state that it may take up to 10 days.

        The Trust has revised this sentence to state that the payment of redemption proceeds may take up to 10 days. Please see page 15.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

14.     Pursuant to the instruction for Item 9(a) of Form N-1A, please provide a toll free number or explain that a person interested in obtaining a prospectus or SAI may call collect.

        The Trust has included a toll free number on the cover page of the Statement Additional Information.

Trustee Approval of Investment Advisory Agreement (page B-11)

15.     Please revise the disclosure so as to discuss all of the material factors considered by the Board. Do not merely list the issues. The discussion should relate the issues to the specific circumstances of the registrant and the Investment Adviser. Describe in reasonable detail the decisions reached by the Board that formed the basis of its decision to approve the contract. Avoid conclusory statements. See Item 18.13 of Form N-2 and the discussion in Release No. IC-24816, “Role of Independent Directors of Investment Companies,” (February 15, 2001).

        The Trust has expanded its discussion of the approval of the investment advisory contract. Please see page B-15.

Proxy Voting Policy (page B-11)

16.     Please supplementally explain the apparent inconsistencies between the proxy-voting policy for the Fund, delegating the responsibility to the adviser, and the adviser’s stated proxy-voting policy appearing on its website.

        The Trust has revised the first paragraph of the section titled “Proxy Voting Policy” to read in its entirety as follows:

The Fund has directed the Adviser to vote proxies in accordance with the “Wall Street Rule” (i.e., the Adviser will either vote as management recommends or sell the stock prior to the meeting). The Fund believes that following the “Wall Street Rule”is consistent with the economic best interests of the Fund. Consistent with its duty of care, the Adviser monitors proxy proposals just as it monitors other corporate events affecting the companies in which the Fund invests.

Please see page B-15. The Adviser may follow a different proxy voting policy with respect to its other clients.

General

17.     We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

        The Trust acknowledges that the Staff may have additional comments.

18.     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

        The Trust has not and does not expect to submit an exemptive application or no-action request in connection with the registration statement.

19.     Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

*  *  *

        As requested by the Staff, the Trust has attached a Tandy Letter as Appendix A to this Memorandum of Responses.

        Should any questions arise in connection with this memorandum, or should the Staff desire additional information, please contact Jennifer L. Boatwright at (414) 297-5828 or Richard L. Teigen at (414) 297-5660 of Foley & Lardner LLP.

Appendix A

Intrepid Capital Management Funds Trust

November 18, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Intrepid Capital Management Funds Trust File Nos. 311-118634 and 811-21625

Ladies and Gentlemen:

        Intrepid Capital Management Funds Trust (the “Trust”) acknowledges the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement of the Trust effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Intrepid Capital Management Funds Trust
/s/ Mark F. Travis
Mark F. Travis, President

3652 South Third Street, Suite 200, Jacksonville Beach, FL 32250 (904) 246-3433